State of Delaware Secretary of State Division of Corporations Delivered 07.24 PM 03/23/2009 FILED 07.24 PM 03/23/2009 SRV 090294393 - 4651935 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

USA REAL ESTATE HOLDING COMPANY

a corporation organized and existing under and by virtue of the General Corporation Law of the Slate of Delaware.

DOES HEREBY CERTIFY:

FIRST: That by written consent of the Board of Directors of USA Real Estate Holding Company on March 23., 2009 resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for written consent of the stockholders of said corporation for approval thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED,  that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH. There are two classes of stock for this corporation, each with its own respective maximum amount of shares which are authorized to be issued, as follows:

•   Preferred Stock, S0.0001 par value, consisting of one hundred million (100,000,000) shares; and

-   Common Stock, $0.0001 par value, consisting of one billion (1,000,000,000) shares.

Rights and rules for each of the two classes of stock shall be determined by the bylaws,  as amended,  as approved by a majority of the duly-elected Directors of this corporation.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by adding an Article thereof numbered "SEVENTH" so that, as amended, said Article shall be and read as follows:

SEVENTH. No director shall be personally liable to the Corporation or Its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SECOND. Thai thereafter, pursuant to resolution of its Board of Directors, a written consent of the stockholders of said corporation was obtained in accordance with Section 228 of the General Corporation Law of the State of Delaware in which consent the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF,  said USA REAL ESTATE HOLDING COMPANY
has caused this certificate to be signed by
Stephen Maddox, an Authorized Officer,
this 23rd day of March, 2009

BY:

Stephne Maddox, President

3-23-09